Exhibit 99.150

DeFi Technologies Provides Monthly Corporate Update: Valour Reports C$988 Million (US$715 Million) in AUM, and Monthly Net Inflows of C$10.8 Million (US$7.8 Million) in April 2025, Among Other Key Developments

●	AUM & Continued Monthly Net Inflows: Valour reported assets under management (AUM) of C$988 million (US$715 million) as of April 30, 2025, reflecting an 11.7% increase month-over-month. Net inflows for April remained strong at C$10.8 million (US$7.8 million), bringing year-to-date inflows to C$81.1 million (US$58.7 million)—underscoring accelerating investor demand for Valour’s ETPs.

●	Strong Financial Position & Treasury Strategy: The company maintains a total cash, USDT, and treasury balance of C$61.9M (US$44.7M), comprising C$15.4M (US$11.1M) in cash and USDT, reflecting a 19.5% decrease from the previous month, and C$46.5M (US$33.6M) in its digital asset treasury, a 11.2% increase from the previous month as of April 30, 2025. These amounts do not include the DeFi Arbitrage trade completed as of May 5, 2025.

●	DeFi Alpha Trading Revenue: Since its Q2 2024 launch, DeFi Alpha has generated C$162.4 million (US$118.8 million) in revenue, including a C$30.3 million (US$22 million) one-time arbitrage trade in May 2025. This strategy has materially strengthened the Company’s balance sheet, enabling debt elimination and supporting the growth of its digital asset treasury.

TORONTO, May 6, 2025 /CNW/ - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF), a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), is pleased to announce that its subsidiary, Valour Inc., and Valour Digital Securities Limited (together, “Valour”), a leading issuer of exchange traded products (“ETPs”) reports assets under management (“AUM”) of C$988M (US$715M) as of April 30, 2025. This reflects an 11.7% increase from the previous month, driven by rising digital asset prices and net inflows of C$10.8 million (US$7.8 million).

Net Inflows and Investor Confidence

In April, Valour recorded strong net inflows of C$10.8 million (US$7.8 million), continuing its trend of consistent monthly inflows regardless of market conditions. Year-to-date, total net inflows have reached C$81.1 million (US$58.7 million), highlighting accelerating investor demand for Valour’s ETPs. This sustained momentum reflects growing investor confidence and reinforces the appeal of Valour’s diverse product lineup.

Key Products Driving Inflows

A combination of established and newer ETP listings, including XRP, SUI and, ETH, drove the exceptional performance. Key contributors include:

●	VALOUR XRP SEK: C$2,130,425 (US$1,542,668)

●	VALOUR SUI SEK: C$1,699,789 (US$1,230,839)

●	VALOUR ETH SEK: C$1,248,887 (US$904,335)

●	VALOUR ADA SEK: C$754,319 (US$546,212)

●	VALOUR RNDR SEK: C$680,268 (US$492,591)

These inflows highlight Valour’s leadership in providing access to diverse digital assets.

Valour’s Top ETPs by AUM

Through its subsidiary Valour, DeFi Technologies monetizes its assets under management (AUM) primarily through staking and management fees. Valour retains all staking yields as revenue, capturing value directly from the underlying digital assets held in its ETPs, in addition to low management fees.

For the fiscal year ended 2024, Valour generated C$35.7 million (US$25.5 million) in staking and lending income and C$8.8 million (US$6.3 million) in management fees—demonstrating the strength of its vertically integrated model and its ability to generate recurring, protocol-driven revenue from its growing AUM base.

●	Valour BTC: C$319,321,661 (US$231,476,376)

●	Valour SOL: C$298,669,751 (US$216,505,800)

●	Valour SUI: C$64,979,102 (US$47,103,372)

●	Valour ADA: C$63,984,610 (US$46,382,465)

●	Valour XRP: C$62,726,490 (US$45,470,453)

●	Valour ETH: C$50,932,311 (US$36,920,849)

●	Valour AVAX: C$17,402,398 (US$12,615,004)

●	Valour DOT: C$16,624,337 (US$12,050,987)

Valour’s Global Expansion and Strategic Market Development

Valour is making significant strides in expanding its global footprint, solidifying its position as a leader in the regulated digital asset space. With over 60 ETPs now listed across European and United Kingdom exchanges, Valour plans to increase its total ETP listings to 100 products by the end of 2025, including new offerings such as leveraged and warrant products. This expansion not only enhances Valour’s product portfolio but also strengthens its ability to meet the growing demand for regulated digital asset products.

As Valour continues to diversify and broaden its reach, the Company is also strategically entering new markets outside of Europe. This expansion into regions such as Africa, Asia, the Middle East, and other emerging areas offers Valour a first-mover advantage. This proactive market approach is a critical differentiator, allowing Valour to be at the forefront of digital asset adoption in key regions with significant growth potential.

Strong Financial Position

As of April 30, 2025, the Company maintained a strong financial position:

Cash and USDT Balance: Approximately C$15.4 million (US$11.1 million).

Loans Payable: Approximately C$8.6 million (US$6 million), unchanged from the previous month, primarily attributed to the ongoing Genesis restructuring

Digital Asset Treasury

The Company maintained a diversified treasury portfolio. The portfolio’s total value stood at approximately C$46.5M (US$33.6M). The Company may choose to rebalance or expand its treasury at any time using its available C$61.9M (US$44.7M) in cash, USDT, and other treasury holdings.

●	208.8 BTC: C$26,746,197 (US$19,459,046)

●	433,322 AVAX: C$13,344,095 (US$9,701,160)

●	14,375 SOL: C$2,966,287 (US$2,156,573)

●	1,822,703 CORE: C$1,648,844 (US$1,199,885)

●	1,286,683 ADA: C$1,298,053 (US$944,039)

●	121 ETH: C$294,405 (US$213,761)

●	490.5 UNI: C$3,968 (US$2,886)

These amounts do not include the DeFi Arbitrage trade completed as of May 5, 2025

DeFi Alpha Strategy

The Company continues to assess and execute on arbitrage opportunities through its specialized trading desk, DeFi Alpha. Since its launch in Q2 2024, DeFi Alpha has generated a total of C$162.4 million (US$118.8 million) in revenue, including a one-time arbitrage trade announced on May 5, 2025, that delivered C$30.3 million (US$22 million). This strategy has significantly strengthened the Company’s financial position, enabling debt repayment and supporting the ongoing expansion of its digital asset treasury.

Recent Strategic Developments from February include:

DeFi Technologies and SovFi Partner with Nairobi Securities Exchange to Design and Launch Kenya Digital Exchange (KDX)

DeFi Technologies, along with Valour and SovFi, announced a strategic partnership with the Nairobi Securities Exchange (NSE) to launch the Kenya Digital Exchange (KDX), a fully regulated platform for tokenizing real-world assets. The initiative aims to position Kenya as a leading hub for digital asset trading in Africa, with phased deployment through Q2 2026. Valour’s ETPs are also in advanced stages of listing on the NSE, marking significant progress in DeFi Technologies’ global expansion strategy and commitment to building compliant, market-accessible digital asset infrastructure.

DeFi Technologies Files Amended Form 40-F with the SEC

DeFi Technologies filed an amended Form 40-F Registration Statement with the U.S. SEC as part of its application to list on Nasdaq. The listing remains subject to Nasdaq approval and other regulatory requirements, including the SEC declaring the filing effective. The Company will continue to maintain its listing on the Cboe Canada Exchange.

Stillman Digital Integrates with Talos and Appoints Head of Trading to Strengthen Institutional Liquidity Offering

DeFi Technologies’ wholly owned subsidiary, Stillman Digital, integrated with Talos to provide institutional clients direct access to its regulated OTC liquidity. This strategic move expands Stillman’s reach to a global base of institutional traders and enhances execution capabilities. In parallel, veteran trader Gary Pike joined as Head of Trading, bringing extensive experience from B2C2, BlockTower Capital, and Ronin to drive institutional-scale growth and deepen Stillman’s trading infrastructure.

DeFi Technologies Appoints Andrew Forson as President of DeFi Technologies and Chief Growth Officer of Valour

DeFi Technologies appointed Andrew Forson to lead global strategy and growth across the Company and its digital asset ETP platform, Valour. Formerly a board member and executive at the Hashgraph Group, Andrew brings deep expertise in digital assets, structured finance, and Web3 strategy, supporting Valour’s continued international expansion and reinforcing DeFi Technologies’ leadership in decentralized finance.

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem. Follow DeFi Technologies on Linkedin and Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF). For more information about Valour, to subscribe, or to receive updates, visit valour.com.

About Stillman Digital

Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

About Reflexivity Research

Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

About Neuronomics AG

Neuronomics AG is a Swiss asset management firm specializing in AI-powered quantitative trading strategies. By integrating artificial intelligence, computational neuroscience and quantitative finance, Neuronomics delivers cutting-edge solutions that drive superior risk-adjusted performance in financial markets. For more information please visit https://www.neuronomics.com/

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the growth of AUM; digital asset treasury strategy of the Company; expansion of digital asset ETPs; yield amounts from the Company’s validator nodes; investor interest and demand for Valour’s ETP; investor confidence in digital assets generally; scalability of Stillman Digital’s business model; the CoreFi LOI and the closing of the transactions thereunder; arbitrage opportunitites by DeFi Alpha; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; fluctuation in digital asset prices; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Olivier Roussy Newton
Chief Executive Officer
ir@defi.tech
(323) 537-7681

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